SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
RC2 Corporation
(Name of Subject Company)
Galaxy Dream Corporation
(Offeror)
An indirect wholly-owned subsidiary of
Tomy Company, Ltd.
(Parent of Offeror)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)
Takahiro Ishidate
General Manager, Business Administration
Tomy Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:

Nobuhisa Ishizuka Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan +81-3-3568-2600	Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(English Translation of the Japanese Press Release)
March 18, 2011
Dear Sirs,

Name of the Company:	TOMY Company, Ltd.
Name of the Representative:	Kantaro Tomiyama President & CEO
(Code No. 7867; The First Section of the Tokyo Stock Exchange)
Further Inquiries:	Shoji Tajima Executive Officer & Head of Business Administration (TEL: 03-5654-1548)
Definitive Agreement of the 100% Acquisition of RC2 Corporation
     As notified in our press release entitled “100% Acquisition of RC2 Corporation Through Tender Offer” dated March 11, 2011 (the “Original Release”), Tomy Company, Ltd. (hereinafter “Tomy”) has agreed with RC2 Corporation (hereinafter “RC2”) that Tomy will offer to acquire RC2 through an all cash tender offer by an indirect wholly-owned U.S. subsidiary of Tomy (hereinafter “U.S. Sub”) and a subsequent second-step merger with cash paid as consideration (collectively “Transaction”).
     This press release supplements the outline of the agreement with RC2 with respect to the Transaction (hereinafter “Agreement”) described in the Original Release.
1. Steps of the Transaction
     Subject to the terms and conditions of the Agreement, U.S. Sub will commence the tender offer on March 24, 2011 (U.S. time), and, subject to extension or earlier termination as provided in the Agreement, the tender offer will expire on April 20, 2011 (U.S. time). Under the Agreement, following the consummation of the tender offer, U.S. Sub has an option to purchase from RC2 a number of new shares of RC2 common stock (not to exceed a specified number) that, when added to the number of shares of RC2 common stock owned by Tomy, U.S. Sub or any other subsidiary of Tomy, including as a result of the tender offer, would constitute one share more than 90% of the total number of outstanding common stock of RC2 (the “Top-Up Option”). In the event that U.S. Sub has acquired a majority of common stock of RC2 through the tender offer, and Tomy directly or indirectly owns at least 90% of the outstanding common stock of RC2 after completion of the tender offer and the exercise of the Top-Up Option, RC2 and U.S. Sub will merge without a meeting of RC2’s shareholders. If U.S. Sub has acquired a majority of the common stock of RC2 through the tender offer but Tomy fails to directly or indirectly own at least 90% of common stock of RC2, RC2 and U.S. Sub will merge, subject to the approval at a meeting of RC2’s shareholders. If such a meeting of RC2’s shareholders is required, by virtue of the shares of common stock of RC2 acquired in the tender offer, U.S. Sub will own sufficient shares to approve the merger.
     In connection with the execution of the Agreement, the board of directors of RC2 has, by a unanimous vote of those voting, determined that the Agreement and the Transaction are fair to and in the best interest of the shareholders of RC2, and resolved to recommend that the shareholders of RC2 tender their RC2 shares into the tender offer. The Agreement generally prohibits RC2 from soliciting or facilitating any third party alterative acquisition proposals substituting the Transaction after the execution date of the Agreement. However, RC2 has a right, subject to the terms and conditions of the Agreement, to solicit third parties regarding alternative acquisition proposals during the thirty day period after the execution of the Agreement. In addition, if a third party makes an acquisition proposal during the thirty day period and the board of directors of RC2 determines in good faith that the relevant third party proposal is or would reasonably be expected to be superior to the Transaction, RC2 may continue discussions or negotiations regarding the acquisition proposal with the third party for up to an additional fifteen days after the end of the thirty day period described above. In the event that RC2 receives, on an unsolicited basis, an alternative acquisition proposal from a third party, and the board of directors of RC2 determines in good faith that the relevant third party acquisition proposal is or would reasonably be expected to be superior to the Transaction, irrespective of whether the third party proposal is made during the aforementioned period, RC2 may furnish appropriate information to, and enter into discussions and negotiations with, the relevant third party, subject to the terms and conditions in the Agreement.
     In the event that the board of directors of RC2 determines that an acquisition proposal made by the third party is superior to the Transaction (in this regard, Tomy has a right to make revised proposals to RC2 after RC2 receives (an) acquisition proposal(s) from third parties) and that the failure of the board of directors to terminate the Agreement and enter into a definitive agreement providing for such third party’s superior proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the RC2’s shareholders, RC2 may terminate the Agreement, subject to the terms and conditions of the Agreement, including the payment of a termination fee to Tomy. If the Agreement is terminated to enter into a definitive agreement providing for such third party’s superior proposal during the thirty day period described above or to enter into a definitive agreement with a party for which RC2 was entitled to up to the additional fifteen day period as described above during such additional period, the termination fee payable by RC2 to Tomy is $11.4 million. If the Agreement is otherwise terminated by RC2 to enter into a definitive agreement providing for a superior proposal, the termination fee payable by RC2 to Tomy is $20.9 million.
2. Employment Agreements with the Executive Officers of RC2
     Concurrently with the execution of the Agreement, RC2 and Tomy entered into employment agreements with each of RC2’s executive officers; i.e., Mr. Stoelting, Mr. Henseler, Mr. Kilrea, Ms. Lo and Mr. Nicholson (the “Executive Officers”), which agreements include terms as described below. The employment agreements will become effective upon the consummation of the tender offer.
(A)	Each Executive Officer agreed to waive his or her rights with respect to a portion of the equity awards which otherwise would have vested upon the consummation of the Transaction by RC2. In exchange for such waiver, RC2 will pay part of the cash value of the waived equity awards to the Executive Officers in cash over a period of three years (the aggregate cash amount to be paid to the Executive Officers with respect to the waived equity awards is approximately $10 million). The balance of the cash value of the waived equity awards will be paid to the Executive Officers in cash immediately following the completion of the merger.

(B)	Mr. Stoelting will serve as CEO of RC2, Mr. Henseler will serve as President of RC2, Mr. Kilrea will serve as COO of RC2, Ms. Lo will serve as an Executive Vice President of RC2 and Managing Director of RC2 (HK) Limited, and Mr. Nicholson will serve as CFO of RC2. The terms of the employment agreements are four years for Mr. Stoelting, two years for Mr. Henseler and three years for each of Mr. Kilrea, Ms. Lo and Mr. Nicholson.

(C)	Tomy will allot to the Executive Officers share purchase rights of Tomy as stock options, subject to approval of Tomy’s shareholders and board of directors. The maximum number of shares which may be issued to the Executive Officers as a result of exercise of the initial allotment of share purchase rights is expected to be 625,000 shares of common stock.

     The above is a summary of certain provisions of the Agreement and the arrangements with the Executive Officers being provided by Tomy in connection with Tomy’s listing on the Tokyo Stock Exchange. Copies of the Agreement and the agreements evidencing the arrangements with the Executive Officers have been filed by RC2 with the United States Securities and Exchange Commission (“SEC”) and will be filed by Tomy as exhibits to its Tender Offer Statement of Schedule TO to be filed with the SEC in connection with the tender offer. Interested persons are urged to read the full text of such documents for a more complete description of the provisions summarized above.
The tender offer to which this communication relates has not commenced, and this communication is neither an offer to purchase, nor a solicitation of an offer to sell any securities. Stockholders of RC2 are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the SEC when they become available because they will contain important information. Stockholders of RC2 may obtain copies of these documents for free, when available, at the SEC’s website at http://www.sec.gov or at Tomy’s website at http://www.takaratomy.co.jp/company/release/ir/index.html.